Exhibit 99.1

FOR IMMEDIATE RELEASE

ALAMOS GOLD INC. 130 Adelaide Street West, Suite 2200 Toronto, Ontario M5H 3P5 Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Provides Notice of First Quarter 2014 Results and Conference Call,

Annual Meeting of Shareholders and Completion of Annual Filings

Toronto, Ontario (April 7, 2014) – Alamos Gold Inc. (TSX: AGI; NYSE:AGI) (“Alamos” or the “Company”) plans to release its first quarter 2014 financial results before the start of trading on Thursday, April 24, 2014. Senior management will host a conference call at 12:00 pm ET on that day to discuss the results. The Company will hold its 2014 Annual Meeting of Shareholders (the “Annual Meeting”) on Wednesday, May 28, 2014.

The Company also announced today that it has filed its 2013 annual report on Form 40-F, including its audited financial statements for the year ended December 31, 2013, with the SEC on EDGAR as well as the Canadian securities authorities on SEDAR. These documents are also available at www.alamosgold.com and a hard copy will be provided to shareholders free-of-charge upon request.

Notice of First Quarter 2014 Results and Conference Call

The Company’s senior management will host a conference call on Thursday, April 24, 2014 at 12:00 pm ET. During the call, management will provide an update on operating, exploration, and development activities.

Participants may join the conference call by dialling (416) 340-8527 or (877) 677-0837 for calls within Canada and the United States, or via webcast at www.alamosgold.com.

A playback will be available until May 8, 2014 by dialling (905) 694-9451 or (800) 408-3053 within Canada and the United States. The pass code is 6223268. The webcast will be archived at www.alamosgold.com.

Notice of Annual Meeting of Shareholders

The Company will hold its Annual Meeting on Wednesday, May 28, 2014 beginning at 4:00 pm ET at the TMX Gallery, 130 King Street West, Toronto, Ontario. Senior management will provide a general corporate update followed by an informal question-and-answer session. The record date for determining the holders of the Company’s common shares who are entitled to notice of, and to vote at, the Annual Meeting is April 25, 2014.

T R A D I N G  S Y M B O L :    T S  X : A G I        N Y S E : A G I

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico, Turkey and the United States. The Company employs more than 550 people and is committed to the highest standards of sustainable development. Alamos has approximately $410 million in cash and cash equivalents, is debt-free, and unhedged to the price of gold. As of March 28, 2014, Alamos had 127,357,488 common shares outstanding (139,229,554 shares fully diluted), which are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons

Director, Investor Relations

(416) 368-9932 x 439

Cautionary Note

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

2	ALAMOS GOLD INC